Exhibit 99.16

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 333 Market Street, San Francisco, CA 94105.

Name	Position with Wells Fargo & Company	Principal Occupation
Charles W. Scharf	Chair, Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company and Director
Muneera S. Carr	Executive Vice President, Chief Accounting Officer, and Controller	Chief Accounting Officer and Controller of Wells Fargo & Company
Bridget E. Engle	Senior Executive Vice President, Head of Technology	Head of Technology of Wells Fargo & Company
Kristy W. Fercho	Senior Executive Vice President, Head of Financial Inclusion & Opportunity	Head of Financial Inclusion & Opportunity
Derek A. Flowers	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo & Company
Kyle G. Hranicky	Senior Executive Vice President, CEO of Commercial Banking	CEO of Commercial Banking of Wells Fargo & Company
Bei Ling	Senior Executive Vice President, Head of Human Resources	Head of Human Resources for Wells Fargo & Company
Ellen R. Patterson	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company
Scott E. Powell	Senior Executive Vice President and Chief Operating Officer	Chief Operating Officer of Wells Fargo & Company
Fernando S Rivas	Senior Executive Vice President and CEO of Corporate & Investment Banking	CEO of Corporate & Investment Banking for Wells Fargo & Company
Jason M. Rosenberg	Senior Executive Vice President and Head of Public Affairs	Head of Public Affairs of Wells Fargo & Company
Michael P. Santomassimo	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Kleber R. Santos	Senior Executive Vice President, Co-CEO of Consumer Banking and Lending	Co-CEO of Consumer Banking and Lending of Wells Fargo & Company
Barry Sommers	Senior Executive Vice President, CEO of Wealth & Investment Management	CEO of Wealth & Investment Management of Wells Fargo & Company
Saul Van Beurden	Senior Executive Vice President, Head of AI and Co-CEO of Consumer Banking and Lending	Head of AI and Co-CEO of Consumer Banking and Lendingof Wells Fargo & Company
Steven D. Black	Director, Lead Independent Director	Retired Co-CEO, Bregal Investments, Inc.
Mark A. Chancy	Director	Retired Vice Chair and Co-Chief Operating Officer, SunTrust Banks, Inc.
Theodore F. Craver, Jr.	Director	Retired Chair, President and CEO, Edison International
Richard K. Davis	Director	Retired President and CEO, Make-A-Wish America
Wayne M. Hewett	Director	Senior Advisor of Permira and Chair of Cambrex Corporation
CeCelia "CeCe" G. Morken	Director	Retired CEO and President, Headspace Inc.
Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits business, MetLife, Inc.
Felicia F. Norwood	Director	Executive Vice President & President, Government Business Division, Elevance Health, Inc.
Fabian Garcia	Director	Global President, Personal Care, Unilever PLC
Ronald L. Sargent	Director	Retired Chair and CEO, Staples, Inc.
Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc. and Major General and Commander, United States Air Force (retired)

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 30 Hudson Yards, New York, NY 10001.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Principal Occupation
Stone Michael Whang	President	Managing Director and Head of Municipal Investor Finance, Wells Fargo Bank, N.A.
Elena Gallo	Board of Manager and Executive Vice President	Managing Director and Government Banking Division Executive, Wells Fargo Bank, N.A.
Angela D. Hale	Treasurer	Executive Director and Financial Accounting Senior Manager, Wells Fargo Bank, N.A.
Peter Cannava	Board of Managers	Managing Director and Head of Multi-Family Capital – CRE / Wholesale, Wells Fargo Bank, N.A.
Bruce Mattaway	Board of Managers	Executive Director and Lead Credit Risk & Approval Officer – CB CRO, Wells Fargo Bank, N.A.
Karl Pfeil	Board of Managers	Managing Director and Government Banking Public Power Market Executive, Wells Fargo Bank, N.A.
Charles Peck	Board of Managers	Managing Director and Head of Municipal Products Group – General Management, Wells Fargo Bank, N.A.
James Perry	Board of Managers and Senior Vice President	Managing Director and Head of Southern Region, Head of Infra Project Finance – General Management, Wells Fargo Bank, N.A.

LITIGATION SCHEDULE

FINRA / EXCHANGE / CLEARING ORGANIZATIONS / TRADING OR EXECUTION FACILITIES REPORTING SETTLEMENTS From time-to-time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with the Financial Industry Regulatory Authority ("FINRA"), exchanges, clearing organizations, or trading/execution facilities. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

FINRA SETTLEMENT On December 6, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning allegations that Wells Fargo failed to store records related to its Customer Identification Program ("CIP") in the required Write Once, Read Many ("WORM") format. The findings also stated that when the issue was initially discovered it was not escalated to the appropriate group to determine if it need to be reported to FINRA nor was it remediated at that time. The issue has since been remediated and CIP records are now being stored on a WORM-compliant platform. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $2,250,000.

FINRA SETTLEMENT On December 20, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning allegations that Wells Fargo failed to establish and maintain a supervisory system reasonably designed to supervise representatives' 529 plan share-class recommendations in violation of MSRB Rule G-27 during the period January 1, 2011, and December 4, 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay restitution of $3,367,929 plus interest.

FINRA SETTLEMENT On December 13, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning gations of unsuitable recommendations and supervisory failures in relation to unit investment trusts in violation of FINRA and NASD rules for the period July 2013 to June 2018. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a $650,000 fine and restitution to certain clients totaling $2,458,762.33 plus interest.

SEC SETTLEMENT On May 20, 2022, the SEC announced that Wells Fargo Clearing Services, LLC agreed to a settlement of allegations that, in connection with the firm's failure to timely file certain SARS between April 2017 and October 2021, it willfully violated Section 17(A) of the Exchange Act and Rule 17A-8 thereunder. Without admitting or denying the findings contained in the order, with the exception of the SEC's jurisdiction over it and the subject matter of the proceedings, the firm consented to: (a) cease and desist from committing or causing any violations and any future violations of Section 17(A) of the Exchange Act and Rule 17A-8 promulgated thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $7,000,000. The firm paid the civil monetary penalty on or about June 2, 2022.

SEC SETTLEMENT In August 2023, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (collectively, the "Firm") agreed to a settlement with the SEC regarding allegations that the Firm and its predecessor firms overcharged approximately 10,945 accounts of advisory clients opened through 2014 more than $26.8 million in advisory fees from at least 2002 through December 2022 and failed to adopt and implement written compliance policies and procedures reasonably designed to prevent the overbilling in willful violation of Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder. In 2022 and 2023, the Firm corrected the advisory fees to be charged to the accounts and issued payments for the overcharged advisory fees, plus interest, to the affected accountholders. Without admitting or denying the findings, the Firm consented to a settlement that included a cease-and-desist order, censure, and civil money penalty of $35,000,000.

SEC SETTLEMENT On August 8, 2023, the SEC entered into a settlement order (the "Order") with Wells Fargo Securities, LLC, Wells Fargo Clearing Services, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively "Wells Fargo"), in connection with the broker-dealer off-channel communications initiative, which alleged that Wells Fargo failed to (1) maintain and preserve Off-Channel communications related to the business of the broker-dealers operated by Wells Fargo, in willful violation of section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4(b)(4) thereunder; and (2) reasonably supervise their personnel with a view to preventing or detecting certain of their employees' aiding and abetting violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder, within the meaning of Section 15(b)(4)(e) of the Exchange Act. Wells Fargo admitted to the facts in the Order, acknowledged their conduct violated the federal securities laws and agreed to: (a) cease and desist from committing or causing any violations or any future violations of section 17(a) of the Exchange Act and Rule 17a-4 thereunder, (b) be censured, (c) pay a civil monetary penalty in the amount of $125,000,000, and (d) comply with certain undertakings related to retention of electronic communications. The civil monetary penalty was paid in accordance with the terms of the Order.

NOTE: In addition to the above matters, certain of Wells Fargo & Company's affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity's Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.

FINRA SETTLEMENT On January 19, 2024, FINRA announced a settlement with Wells Fargo Securities LLC ("WFS") concerning allegations that WFS violated Securities Exchange Act Rule 10b-10 and FINRA Rule 2232 by failing to disclose on trade confirmations sent to certain institutional customers that the prices reported for orders effected via multiple executions were average prices, and FINRA Rule 3110 by failing to reasonably supervise its compliance with trade confirmation requirements. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a $425,000 fine.

FINRA AND SEC SETTLEMENTS Wells Fargo Clearing Services, LLC ("Wells Fargo") self-reported to the Financial Industry Regulatory Authority ("FINRA") that its Electronic Blue Sheets ("EBS") were inaccurate due to faulty coding that resulted in EBS data fields not populating correctly. EBS are submitted to both FINRA and the Securities and Exchange Commission ("SEC") when requested. EBS submissions contain both trading and account holder information and enable regulatory agencies to analyze a firm's trading activity. Failure to provide complete, accurate, and timely data files impairs the regulators' ability to identify individuals engaging in insider trading schemes and other fraudulent activity. Wells Fargo completed its internal review in April 2019, identified five issues with its EBS coding that resulted in inaccuracies in Wells Fargo's EBS submissions, and self-reported the issues to FINRA. Subsequently, FINRA and Wells Fargo identified six additional issues related to inaccurate EBS data reporting. In the first quarter of 2023, Wells Fargo provided FINRA and the SEC with an independent consultant's report that concluded that Wells Fargo's EBS submissions contained errors impacting approximately 46,000,000 transactions between January 2013 and June 2022. Wells Fargo completed re-submission of its impacted EBS submissions in April 2024. In December 2024, Wells Fargo formally settled these matters with the SEC and FINRA for a total of $1,800,000 ($900,000 each). The SEC Consent Order recites the following: "As a result of its inaccurate and/or incomplete EBS submissions to the Commission, Respondent violated the recordkeeping and reporting requirements of Section 17(a)(1) of the Exchange Act and Rules 17a-4(j) and 17a-25 thereunder." The settlement was made public on December 20, 2024. The payment has been made, and this matter has concluded.

FINRA SETTLEMENT In December 2022, Wells Fargo Securities, LLC ("Wells Fargo") received a request for information from the Financial Industry Regulatory Authority ("FINRA") regarding an investigation of possible violations of requirements for recordkeeping and reporting of options orders that were manually entered or routed by Wells Fargo. Wells Fargo completed its response to FINRA's request for documents and information in November 2023. In November 2024, Wells Fargo and FINRA agreed to settle this matter for a $250,000 fine. The settlements included a finding of violation of Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-3 (books and records) thereunder. The payment has been made, and this matter has concluded.

SEC SETTLEMENT The Securities and Exchange Commission ("SEC") was investigating the disclosures and practices of Wells Fargo Clearing Services, LLC, and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo Advisors") related to cash sweep options and programs in advisory accounts from 2017 to the present. In January 2025, Wells Fargo Advisors settled the SEC investigation for $35,000,000 on the basis of certain policy and procedure deficiencies related to its sweep program. Violations of the

Investment Advisers Act § 206(4) and Rule 206(4)-7 promulgated thereunder were found. The payment has been made, and this matter has concluded.

FINRA SETTLEMENT The Financial Industry Regulatory Authority ("FINRA") initiated an inquiry into Wells Fargo Clearing Services, LLC's ("Wells Fargo") notification process for informing insurance companies that a financial advisor ("FA") is no longer associated with Wells Fargo. While Wells Fargo had a standard procedure in place to notify insurance companies, certain FAs were inadvertently excluded from the report sent to the insurance carriers due to a coding issue. Insurance Licensing opened a Shared Risk Platform issue which was successfully resolved and closed in July 2023. Although Wells Fargo promptly corrected the error upon discovery, it is possible that the error affected approximately 241 FAs over the course of eight years. In May 2025, Wells Fargo settled with FINRA and agreed to pay a $150,000 penalty. The settlement resulted in a finding that Rule 30(a) of Regulation S-P of the Securities Exchange Act of 1934 was violated. The payment has been made, and this matter has concluded.

FINRA SETTLEMENT Wells Fargo Clearing Services, LLC ("Wells Fargo") entered into a settlement with FINRA, accepted on August 11, 2025, regarding supervisory failures related to municipal advisory activities from June 2019 to November 2024. Without admitting or denying the findings, Wells Fargo consented to a censure and a $275,000 fine for not maintaining a supervisory system and written procedures reasonably designed to prevent unregistered municipal advisory activity, in violation of MSRB Rule G-27 and FINRA Rules 3110 and 2010.

FINRA SETTLEMENT In January 2026, FINRA announced a settlement with Wells Fargo Clearing Services, LLC ("WFCS") concerning allegations that between November 2016 and November 2023, WFCS (i) failed to cancel or close-out 209 fails-to-receive and 106 fails-to-deliver in inter-dealer municipal securities transactions within 20 days, in violation of MSRB Rule G-12(h); (ii) failed to take physical possession or control of a subset of 178 municipal securities with short positions aged over 30 days, in violation of Exchange Act 15c3-3(d)(2) and FINRA Rule 2010; and (iii) failed to establish and maintain a supervisory system reasonably designed to achieve compliance with MSRB Rule G-12, in violation of MSRB Rule G-27. Without admitting or denying the allegations, WFCS accepted a censure and agreed to pay a fine of $1,250,000.